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                             May 14, 2020

       Tim Danker
       Chief Executive Officer
       SelectQuote, Inc.
       6800 West 115th Street, Suite 2511
       Overland Park, KS 66211

                                                        Re: SelectQuote, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 8,
2020
                                                            CIK No. 0001794783

       Dear Mr. Danker:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Acquisitions , page 89

   1. We note you acquired InsideResponse, LLC on May 1, 2020 for an aggregate purchase price of up to $65.0
million. Please tell us why you believe you do not need to file the purchase agreement as
an exhibit to the registration statement.
 Tim Danker
SelectQuote, Inc.
May 14, 2020
Page 2
Notes to Condensed Consolidated Financial Statements
Note 1. Summary of Business and Significant Accounting Policies
Acquisition, page F-6

2. Please provide us with a summary of your significance tests performed pursuant to Rule
         1-02(w) of Regulation S-X related to your acquisition of InsideResponse, LLC in support of your determination of whether audited financial statements and pro forma financial information should be provided in your filing pursuant to Rule 3-05 and Article 11 of
         Regulation S-X, respectively. Additionally, and to the extent available, please revise your filing to provide the disclosures required pursuant to ASC 805-10-50. You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423
if you have
questions regarding comments on the financial statements and related matters. Please contact
Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTim Danker                                  Sincerely,
Comapany NameSelectQuote, Inc.
                                                              Division of
Corporation Finance
May 14, 2020 Page 2                                           Office of Finance
FirstName LastName